January 6, 2011

By Federal Express and EDGAR

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D. C. 20549

Re:	Nalco Holding Company

Annual Report on Form 10-K for the fiscal year ended December 31, 2009

Response letter dated December 8, 2010

File No. 001-32342

Dear Ms. Blye:

The following is in response to your letter dated December 20, 2010, regarding the Nalco Holding Company (“we,” “Nalco” or the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”).

As requested in your letter, we have set forth below the Company’s response to your comments.

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Nalco Holding Company

General

1.	We note the information in your response letter dated December 8, 2010 regarding company policies with respect to doing business in Cuba. Please provide the same information regarding contacts with Cuba as we requested in our letter dated November 9, 2010 regarding contacts with Iran, Syria and Sudan.

Response to Comment 1:

As noted in the Company’s December 8, 2010 letter, the Company’s policy is that its affiliates, including non-U.S. affiliates, may not have business or financial dealings with parties in Cuba or owned and controlled by the Government of Cuba. Consistent with that policy, the Company does not have any customers, sales or other business in Cuba during the relevant period, and thus does not have any revenue to report.

2.	Please expand your materiality analysis to discuss specifically how doing business with petroleum companies owned by the governments of Iran and Sudan, and perhaps other petroleum companies operating in those countries, may impact your business, including the potential for reputational harm based upon the fact that these countries are reported to finance terrorist activities from profits obtained through the development and exploitation of their petroleum resources.

Response to Comment 2:

We have considered the circumstances involving state-owned energy companies described in the SEC’s comment and continue to believe that our limited contacts with such state-owned entities are not material to investors and neither do nor will have a material effect on share value or the reputation of the Company. We reach this conclusion for the following reasons:

First, as we explained in our prior letter, the revenue derived from activities in Iran and Sudan comprises an extremely small percentage of the Company’s overall revenue. Moreover, the revenue associated with activities with state-owned energy companies in Iran and Sudan is even smaller, as it comprises only part of the small percentage of revenue associated with activity in Iran and Sudan during the period reported. Accordingly, we do not believe that the revenue associated with activities with state-owned energy companies in Iran and Sudan is quantitatively material.

Second, also as explained in our prior letter, based on our assessment of the totality of all relevant factors, we do not believe that our non-U.S. subsidiaries’ business with state-owned energy companies in Iran and Sudan is qualitatively material to the Company. A significant factor in our assessment is the benign nature of our business (e.g., our sale of chemicals for treating water and production processes), which we believe presents no reputational risk to the Company.

Nalco Holding Company

Yours truly,
Nalco Holding Company

/s/ Stephen N. Landsman
Stephen N. Landsman
Vice President, General Counsel and Corporate Secretary

3